

Mail Stop 4631

February 17, 2017

Via E-mail
Mr. Robert T. O'Shaughnessy
Chief Financial Officer
Pultegroup, Inc.
3350 Peachtree Road NE, Suite 150
Atlanta, GA  30326

> **Re:** **Pultegroup, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 1, 2017**
> **File No. 1-9804**

Dear Mr. O'Shaughnessy:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

Note 12 – Commitments and contingencies, page 72

1. Your narrative disclosures indicate that you reduced general liability reserves by $55.2 million and $29.6 million during 2016 and 2015, respectively, as a result of changes in management estimates, and that you also recorded a general liability reserve reversal of $32.6 million during 2015 resulting from a legal settlement.  However, we note your tabular roll-forward of self-insurance liabilities on page 75 indicates that you provided net reserves of $40.8 million and $16.1 million during 2016 and 2015, respectively. Please provide us a reconciliation of your narrative and tabular disclosures related to self-insurance liabilities.  In addition, please revise future filings to ensure that your narrative and tabular disclosures related to self-insurance liabilities better enable investors to

understand the impact of and activity in your reserves and liabilities during each period presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction